SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

John E. Bonn

1700 Pacific Avenue, Suite 2900

Dallas, Texas 75201

(214) 979-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

(1)	NAME OF REPORTING PERSONS Southcross Energy LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Energy LLC (“SELLC”) owns of record 29.2% of Holdings and 29.6% of Southcross Holdings GP LLC, the non-economic general partner of Holdings. Therefore, SELLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Charlesbank Capital Partners, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns of record 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC. Southcross Energy LLC (“SELLC”) owns of record 29.2% of Holdings and 29.6% of Southcross Holdings GP LLC, the non-economic general partner of Holdings. Charlesbank Capital Partners, LLC (“Charlesbank”) is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC. Therefore, Charlesbank may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Southcross Holdings GP LLC (“Holdings GP”) is the non-economic general partner of Holdings. Therefore, Holdings GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC, which is owned of record 100% by Holdings. Therefore, Holdings may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Southcross Holdings LP (“Holdings”), and its non-economic general partner interest is held by Southcross Holdings Guarantor GP LLC (“Guarantor GP”). Therefore, Guarantor GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Guarantor LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP (“Guarantor”), and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC, which is owned of record 100% by Guarantor. Therefore, Guarantor may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower GP LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON OO – limited liability company

(1)	Southcross Holdings Borrower LP (“Borrower”) owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. Borrower is owned of record 100% by Southcross Holdings Guarantor LP and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“Borrower GP”). Therefore, Borrower GP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by Borrower. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

(1)	NAME OF REPORTING PERSONS Southcross Holdings Borrower LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 34,244,867(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 34,244,867(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,244,867(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.2%(2)
(14)	TYPE OF REPORTING PERSON PN – limited partnership

(1)	Southcross Holdings Borrower LP directly owns 6,616,400 common units representing limited partner interests (“Common Units”), 15,414,754 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”), which is incorporated by reference herein) on the Class B Conversion Date (as defined in the Partnership Agreement). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period (as defined in the Partnership Agreement). Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of the Issuer, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary. See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 14, 2014 (the “Original Schedule 13D” and, as amended, this “Schedule 13D”), and is being jointly filed by the Reporting Persons with respect to the Common Units, Class B Convertible Units, and Subordinated Units of Southcross Energy Partners, L.P. (“SXE”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Appendix 1, which is referred to in the tenth paragraph of Item 2(a-c) of the Original Schedule 13D, is hereby amended and replaced with the Appendix 1 accompanying (and part of) this Amendment.

The sixteenth and seventeenth paragraphs of Item 2 of the Original Schedule 13D are hereby amended and replaced with the following:

SELLC holds of record 29.2% of Holdings and 29.6% of Holdings GP. Following the BBTS Distribution (as defined in Item 3) of the interests held by BBTS Borrower LP (“BBTS-B”) in Holdings and Holdings GP, Aggregator (as defined in Item 3) owns approximately 34% of Holdings and 34.5% of Holdings GP, and EIG (as defined in Item 3) owns approximately 35.5% of Holdings and approximately 36% of Holdings GP. Each of (i) the Tailwater Parties (as defined in Item 5) and (ii) the EIG Parties (as defined in Item 5) have filed separate Schedule 13Ds, as amended, with respect to the securities to which this Schedule 13D relates.

As a result of the relationship of the Reporting Persons, the Tailwater Parties and the EIG Parties among themselves with respect to the August 2014 transactions described in Items 3 through 6 of this Schedule 13D, each of such parties may have been or continue to be members of a “group” under Rule 13d-5(b) promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Common Units, the Class B Convertible Units and the Subordinated Units reported as beneficially owned by the Reporting Persons in this Schedule 13D, although the Reporting Persons do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, Class B Convertible Units and Subordinated Units, such group is deemed to continue from and after such closing.

Item 3.	Source and Amount of Funds or Other Consideration.

The last sentence of the second paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

In connection with, and as a part of, the Combination Transaction, SELLC and BBTS-B each received equity interests in Holdings and its general partner, Holdings GP.

Item 3 of the Original Schedule 13D is hereby amended by adding the following two paragraphs at the end:

On December 5, 2014, BBTS-B distributed (the “BBTS Distribution”) its approximately 69.5% interest in Holdings and its approximately 70.4% interest in Holdings GP (together, the “BBTS Interest”) to BBTS Guarantor LP (“Guarantor LP”), Guarantor LP distributed the BBTS Interest to BlackBrush TexStar LP (“Blackbrush”), and Blackbrush distributed (i) 51.14% of the BBTS Interest to EIG BBTS Holdings, LLC (formally named EIG Blackbrush Holdings, LLC) (“EIG”), which resulted in EIG becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 35.5% of Holdings and approximately 36% of Holdings GP, and (ii) 48.86% of the BBTS Interest to TW BBTS Aggregator LP (“Aggregator”), which resulted in Aggregator becoming a limited partner of Holdings and a member of Holdings GP and directly owning approximately 34% of Holdings and approximately 34.5% of Holdings GP. SELLC holds of record 29.2% of Holdings and 29.6% of Holdings GP. Affiliates of Energy Capital Partners Mezzanine Opportunities Fund and GE Energy Financial Services own certain additional ownership interests in Holdings as well.

On May 7, 2015, SXE entered into a Purchase, Sale and Contribution Agreement (the “Holdings Drop-Down Contribution Agreement”) by and among Southcross CCNG Gathering Ltd., Southcross NGL Pipeline Ltd., FL Rich Gas Services, LP, TexStar Midstream Utility, LP (“TexStar Utility”), Frio LaSalle Pipeline, LP (“Frio”), and Holdings (Holdings, together with the TexStar Utility and Frio, the “Sellers”), pursuant to which SXE acquired gathering, treating, compression, and transportation assets from the Sellers for $15 million in cash and 4,500,000 new common units issued to Borrower, through Holdings (the “Holdings Drop-Down Contribution”). The Holdings Drop-Down Contribution and actions occurring in connection therewith are described in the Current Report on 8-K of SXE dated May 8, 2015, as filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.

The second paragraph of Item 4 of the Original Schedule 13D is hereby amended and replaced with the following:

The Reporting Persons acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by SELLC, EIG, and Aggregator. The Reporting Persons acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution. As a result of the relationships described in Item 2 and Item 5 of this Schedule 13D, each of the Reporting Persons may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by Borrower.

The second paragraph of Item 4(a) of the Original Schedule 13D is hereby amended by adding the following at the end of such paragraph:

With respect to the fourth fiscal quarter of 2014 of SXE, Holdings, on behalf of Borrower, also waived the requirement that any distribution owed to Borrower for that quarter be paid within 45 days of the end of the quarter, provided that the distribution would be paid before or in conjunction with the filing of SXE’s 2014 Annual Report on Form 10-K. SXE paid a distribution of $0.28 per unit on the Subordinated Units to Borrower in conjunction with the filing of SXE’s 2014 Annual Report on Form 10-K.

The second paragraph of Item 4(g) of the Original Schedule 13D is hereby amended and replaced with the following:

In connection with the BBTS Contribution, SELLC, EIG and Aggregator entered into that certain Second Amended and Restated Limited Liability Company Agreement of Holdings GP dated November 21, 2014 (the “Holdings GP Agreement”) and that certain Second Amended and Restated Limited Partnership Agreement of Holdings dated November 21, 2014 (the “Holdings LP Agreement”). The Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement, and the Holdings LP Agreement govern the voting and disposition of the Common Units held by Borrower.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a and b) As of May 11, 2015, 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding. The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Reporting Persons, each of the Reporting Persons is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 34,244,867 Common Units, which constitutes approximately 61.2% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

Southcross Energy LLC

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Charlesbank Capital Partners, LLC

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings GP LLC

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings LP

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings Guarantor GP LLC

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings Guarantor LP

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings Borrower GP LLC

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

Southcross Holdings Borrower LP

Amount Beneficially Owned: 34,244,867(1)

Percentage: 61.2%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 34,244,867(1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 34,244,867(1)

(1)	Borrower directly owns of record all of the 6,616,400 Common Units representing limited partner interests, 15,414,754 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. Borrower is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 100% by Holdings, and its non-economic general partner interest is held by Guarantor GP, which is owned of record 100% by Holdings. SELLC owns of record 29.2% of Holdings and 29.6% of Holdings GP. Charlesbank Capital Partners, LLC is the investment adviser to and the general partner of the general partner of Charlesbank Equity Fund VI, Limited Partnership and its affiliated investment funds (collectively, the “Charlesbank Funds”), which hold of record an approximate 85.2% membership interest in SELLC.
(2)	Based upon 28,300,943 Common Units, 15,414,754 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of May 11, 2015. For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.

EIG owns approximately 35.5% of Holdings and approximately 36% of Holdings GP, and Aggregator owns approximately 34% of Holdings and approximately 34.5% of Holdings GP.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust and R. Blair Thomas, are referred to collectively in this Schedule 13D as the “EIG Parties.”

Aggregator, together with BB-II Holdco LP, TW/LM GP Sub, LLC, Tailwater Energy Fund I, LP, TW GP EF-I, LP, TW GP EF-I GP, LLC, TW GP Holdings, LLC, Tailwater Holdings, LP, Tailwater Capital LLC, Jason H. Downie and Edward Herring, are referred to collectively in this Schedule 13D as the “Tailwater Parties.”

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Reporting Persons or Controlling Persons, except as described in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Reporting Persons, no other person, other than the Reporting Persons, the EIG Parties and the Tailwater Parties, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The third and fourth paragraphs of Item 6 are hereby amended and restated as follows:

Holdings, through its indirect ownership of Borrower, controls the activities of Borrower. Holdings GP, as the general partner of Holdings, controls the activities of Holdings. Pursuant to the Holdings GP Agreement, Holdings GP is managed by a board of directors (the “Holdings GP Board”). Pursuant to the Holdings GP Agreement, after the BBTS Distribution, so long as (i) EIG Group (as defined in the Holdings GP Agreement) is a Designating Party (as defined in the Holdings GP Agreement), such Designating Party has the right to designate two directors to the Holdings GP Board, (ii) TW Group (as defined in the Holdings GP Agreement) is a Designating Party (as defined in the Holdings GP Agreement), such Designating Party has the right to designate two directors to the Holdings GP Board, (iii) SELLC is a Designating Party, SELLC has the right to designate two directors to the Holdings GP Board, (iv) Philip M. Mezey is affiliated with Holdings GP or any Designating Party, Mr. Mezey will have the right to designate one director to the Holdings GP Board, and (iv) David W. Biegler is affiliated with Holdings GP or any Designating Party, Mr. Biegler will have the right to designate one director to the Holdings GP Board; and each such Person shall have the sole right to remove (with or without cause), and to fill vacancies with respect to, the director(s) designated by such entity or individual. Each director designated by Messrs. Mezey and Biegler does not have voting rights. Certain actions of Holdings GP requires approval of a majority of all directors of Holdings GP entitled to vote and the approval of at least one director designated by each Designating Party that has a Veto Interest (which, as defined in the Holdings GP Agreement, generally means an interest equal to 50% of the interest originally allocated to such party). In addition, certain other actions of Holdings GP requires the approval of a majority of all directors of Holdings GP entitled to vote.

The Holdings GP Agreement provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors, initially consisting of Jon M. Biotti, Jason H. Downie, Wallace C. Henderson, Jerry W. Pinkerton, Bruce A. Williamson, Ronald G. Steinhart and Mr. Biegler (who will also serve as Chairman). After the BBTS Distribution, so long as (i) any member of the EIG Group is a Designating Party, such designating party has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director (as defined in the Holdings GP Agreement)), (ii) any member of the TW Group is a Designating Party, such designating party has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director), and (iii) SELLC is a Designating Party, SELLC has the right to designate two directors to serve on the SXE GP Board (one of whom must be an Independent Director); provided, however, an Independent Director designated by a Designating Party may be removed upon the vote or consent of a majority of the SXE GP Board (including the approval of the chairman of the SXE GP Board); provided, further, however, that that the Designating Party that designated such removed Independent Director shall have the right to designate an Independent Director to replace the removed Independent Director. The seventh member of the SXE GP Board and the chairman of the SXE GP Board shall be determined by a vote or consent of a majority of the other directors of the SXE GP Board. However, the initial chairman of the SXE GP Board shall be Mr. Biegler until August 4, 2016 (or until his earlier death or resignation). The Holdings GP Agreement provides there shall always be three Independent Directors on the SXE GP Board.

The sixth, seventh, and eighth paragraphs of Item 6 are hereby amended and restated as follows:

Also under the Holdings LP Agreement, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after February 3, 2020, Holdings will institute a process pursuant to which all (and not less than all) of the Class A Units in Holdings LP and interests in Holdings GP of such requesting Designating Party may be exchanged for equity securities of SXE and receive customary registration rights with respect to such equity securities of SXE so issued in exchange for such interest in Holdings and Holdings GP. Such right of a Designating Party to exchange such interests in Holdings and Holdings GP is subject to a right of each other Designating Party to purchase such exchanging parties’ interests in Holdings and Holdings GP at fair market value.

The Holdings LP Agreement also provides that, upon the earlier of (i) the approval by Holdings GP or (ii) the request by a Designating Party at any time after August 4, 2016, Holdings will use good faith efforts to distribute to the Class A Limited Partners (as defined in the Holdings LP Agreement) all equity securities of SXE held by Holdings, and each person receiving such SXE securities will receive customary registration rights with respect to such equity securities of SXE so distributed.

The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement, the Holdings LP Agreement, and the Holdings Drop-Down Contribution Agreement (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of the Transaction Agreements, copies of which are Exhibits 1 through 6 and Exhibit 8 hereto and incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibits 3 and 4 are hereby amended and replaced with the following:

Exhibit 3.	Second Amended and Restated Limited Liability Company Agreement of Southcross Holdings GP LLC dated November 21, 2014 (incorporated herein by reference to Exhibit 1 to the Amendment No. 1 to Schedule 13D, dated December 8, 2014, filed by the EIG Parties).

Exhibit 4.	Second Amended and Restated Agreement of Limited Partnership of Southcross Holdings LP dated November 21, 2014 (incorporated herein by reference to Exhibit 2 to the Amendment No. 1 to Schedule 13D, dated December 8, 2014, filed by the EIG Parties).

A new Exhibit 8 is hereby added as follows:

Exhibit 8.	Purchase, Sale and Contribution Agreement, by and among Southcross Energy Partners, L.P., Southcross CCNG Gathering Ltd., Southcross NGL Pipeline Ltd., FL Rich Gas Services, LP, TexStar Midstream Utility, LP, Frio LaSalle Pipeline, LP and Southcross Holdings, LP, dated as of May 7, 2015 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 8, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2015

SOUTHCROSS ENERGY LLC, a Delaware limited liability company

By:	/s/ David W. Biegler
David W. Biegler
Chairman and Chief Executive Officer

CHARLESBANK CAPITAL PARTNERS, LLC, a Massachusetts limited liability company

By:	/s/ Tami Nason
Tami Nason
General Counsel and Chief Compliance Officer

SOUTHCROSS HOLDINGS GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS GUARANTOR LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS GUARANTOR GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER GP LLC, a Delaware limited liability company

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

SOUTHCROSS HOLDINGS BORROWER LP, a Delaware limited partnership

BY: SOUTHCROSS HOLDINGS BORROWER GP LLC, Its General Partner

By:	/s/ John E. Bonn
John E. Bonn
President and Chief Executive Officer

APPENDIX 1

The name, principal address and position of the executive officers and directors, as applicable, of the following entities are as follows:

Southcross Energy LLC

Samuel P. Bartlett	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

David W. Biegler	Director, Chairman, Chief Executive Officer and President	Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Jon M. Biotti	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

David M. Mueller	Senior Vice President	Vice President, Commercial and Operations Support of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Charlesbank Capital Partners, LLC

Sam Bartlett	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Jon M. Biotti	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

J. Ryan Carroll	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Choe	Managing Director and President	Managing Director and President, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Eisenson	Managing Director and Chief Executive Officer	Managing Director and Chief Executive Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Andrew Janower	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Joshua Klevens	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tim Palmer	Managing Director and Chief Operating Officer	Managing Director and Chief Operating Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Mark Rosen	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Michael Thonis	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Brandon White	Managing Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kevin M. Brown	Chief Financial Officer	Chief Financial Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Tami E. Nason	General Counsel and Chief Compliance Officer	General Counsel and Chief Compliance Officer, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Southcross Holdings GP LLC

Jon M. Biotti	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Kim G. Davis	Director	Managing Director, Charlesbank Capital Partners, LLC 200 Clarendon Street, 54th Floor, Boston, Massachusetts 02116

Clayton R. Taylor	Director	Senior Vice President, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Wallace C. Henderson	Director	Managing Director, EIG Global Energy Partners 333 Clay Street, Suite 3500 Houston, Texas 77002

Jason Downie	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

Edward Herring	Director	Managing Partner, Tailwater Capital LLC 300 Crescent Court, Suite 200 Dallas, Texas 75201

David W. Biegler	Director, Chairman	Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Director and Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Donna A. Henderson	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings LP

The sole general partner of Southcross Holdings LP is Southcross Holdings GP LLC.

Southcross Holdings Guarantor GP LLC

David W. Biegler	Chairman	Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Donna A. Henderson	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings Guarantor LP

The sole general partner of Southcross Holdings Guarantor LP is Southcross Holdings Guarantor GP LLC.

Southcross Holdings Borrower GP LLC

David W. Biegler	Chairman	Chairman of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

Philip M. Mezey	Executive Vice President	Executive Vice President of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

John E. Bonn	President and Chief Executive Officer	President and Chief Executive Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900, Dallas, Texas 75201

J. Michael Anderson	Senior Vice President, Chief Financial Officer and Secretary	Senior Vice President, Chief Financial Officer and Secretary of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Donna A. Henderson	Vice President and Chief Accounting Officer	Vice President and Chief Accounting Officer of Southcross Energy Partners GP, LLC 1700 Pacific Avenue, Suite 2900 Dallas, Texas 75201

Southcross Holdings Borrower LP

The sole general partner of Southcross Holdings Borrower LP is Southcross Holdings Borrower GP LLC.